# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ScanTech AI Systems Inc., CIK 0001994624
CUSIP: 80603V104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1735 Enterprise Drive, Buford, Georgia (GA), 30518
Date of event which requires filing of this statement: 10/10/2025
Amends the filing with accession number 0000950170-25-067179
Filed by CIK 0001801142
Persons authorized to receive notices and communications: Stephen C. Smith, 360 Madison Avenue, 22nd Floor, New York, New York (NY), 10017, (212) 616-7700; Louis Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave. NW, Suite 600, Washington, District Of Columbia (DC), 20004, (202) 416-6800

## Reporting persons
- Seaport Global Asset Management LLC (CIK 0001801142): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,302,973; sole dispositive power 0; shared dispositive power 16,302,973; aggregate amount beneficially owned 16,302,973 (22.9% of the class)
- Seaport Group SIBS LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,302,973; sole dispositive power 0; shared dispositive power 16,302,973; aggregate amount beneficially owned 16,302,973 (22.9% of the class)
- Stephen C. Smith (CIK 0001393195): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,302,973; sole dispositive power 0; shared dispositive power 16,302,973; aggregate amount beneficially owned 16,302,973 (22.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ScanTech AI Systems Inc.
Address of issuer's principal executive offices: 1735 Enterprise Drive, Buford, Georgia (GA), 30518

## Item 2. Identity and Background
Name of person filing:
Item 2 of Schedule 13D is hereby amended and restated as follows:

This names of the persons filing this report (collectively, the "Reporting Persons") are: (i) Seaport Global Asset Management LLC ("Seaport"), (ii) Seaport Group SIBS LLC ("SIBS") and (iii) Stephen C. Smith.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 360 Madison Avenue, 23rd Floor, New York, NY 10017.
Present principal occupation or employment: The principal business of Seaport is managing funds in connection with purchasing, holding and selling securities for investment purposes. SIBS is a pooled investment vehicle managed by Seaport. Mr. Smith is the manager of Seaport.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Seaport is a New York limited liability corporation. SIBS is a Delaware limited liability corporation. Mr. Smith is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and restated as follows:

On January 2, 2025 (the "Closing"), Mars Acquisition Corp. completed a business combination (the "Business Combination") with ScanTech Idenification Beam Systems, LLC ("ScanTech"), with ScanTech surviving the merger as a subsidiary of ScanTech AI Systems Inc. (the "Issuer"). At the Closing, each issued and outstanding unit of Scantech was cancelled and exchanged for shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock"). In connection with the Business Combination, Seaport Group SIBS LLC ("SIBS") received an aggregate of 5,554,792 shares of Common Stock as a portion of the merger consideration in exchange for forfeiting its units of ScanTech at Closing. SIBS is managed by Seaport.

On December 31, 2024, SIBS and the Issuer entered into a senior unsecured promissory note (the "Promissory Note"), pursuant to which SIBS provided the Issuer with an investment of $1 million as transaction financing in connection with the Business Combination. Pursuant to the terms of the Promissory Note, the Issuer was eligible to satisfy the Issuer's obligation under the Promissory Note by delivering 303,951 shares of Common Stock after the Issuer filed a registration statement with respect to the shares; the Issuer filed a registration statement on February 10, 2025 and elected to deliver the shares on February 18, 2025 in cancellation of the Promissory Note. Also on February 18, 2025, pursuant to a previous obligation the Issuer delivered to SIBS warrants to purchase 3 million shares of Common Stock with an exercise price of $0.01 per share (the "Warrants").

From time to time prior to the Business Combination, SIBS extended lines of credit to ScanTech (the "Credit Facilities"). At the time of the extensions of the lines of credit, SIBS entered into an agreement with ScanTech and the Issuer pursuant to which the Issuer agreed to issue to SIBS one share of Common Stock for every dollar of credit extended, resulting in the issuance by the Issuer to SIBS of an aggregate of 2,249,230 shares of Common Stock on February 28, 2025.

On March 31, 2025, the Issuer, ScanTech and SIBS entered into an Amendment to Seaport Bridge Loans, pursuant to which the parties agreed to terminate a Credit Facility in the amount of $2,250,000 provided by SIBS to ScanTech, as well as several loans provided by SIBS to ScanTech, in exchange for an aggregate of 5,350,000 shares of Common Stock that were issued to SIBS on April 17, 2025. The Amendment to Seaport Bridge Loans is described in Item 6 to this Schedule 13D, which such description is incorporated into this Item 3 by reference.

On April 2, 2025, pursuant to the Amendment to Seaport Bridge Loans, SIBS exercised the Warrants for an aggregate of 3 million shares of Common Stock.

On April 2, 2025, SIBS was issued an additional 200,000 shares of Common Stock as consideration for the termination of the Credit Facilities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentages set forth in row 13 are based on 71,219,522 shares of Common Stock outstanding as of October 14, 2025, as reported by the Issuer in its preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 3 of this Amendment No. 1 is incorporated by reference into this Item 5(c). Schedule A to this Amendment No. 1 is incorporated by reference into this Item 5(c). Other than with respect to the transactions set forth in the disclosure incorporated by reference to this Item 5(c), none of the Reporting Persons have effected any transactions in the Issuer's securities in the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit 1 - Joint Filing Agreement
Exhibit 2 - Seaport Bridge Loan Amendment (incorporated by reference to Exhibit 10.3 to ScanTech AI Systems Inc's Current Report on Form 8-K filed on April 1, 2025)

## Signatures
- Seaport Global Asset Management LLC: /s/ Stephen C. Smith, Stephen C. Smith, Authorized Signatory (10/15/2025)
- Seaport Group SIBS LLC: /s/ Stephen C. Smith, Stephen C. Smith, Authorized Signatory (10/15/2025)
- Stephen C. Smith: /s/ Stephen C. Smith, Stephen C. Smith (10/15/2025)